Filed by Conoco Inc.
                                    Pursuant to Rule 425 under the
                                    Securities Act of 1933

                                    Subject Company:     Conoco Inc.
                                    Commission File No.: 001-14521

                                    Subject Company:     Phillips Petroleum
                                                         Company
                                    Commission File No.: 001-00720


Set forth below are the text of a transcript from a joint interview with CNNfn on November 19, 2001 and the text of a transcript from a joint interview with CNBC on November 19, 2001 regarding the proposed Conoco/Phillips merger. The interviews have been posted on the Conoco website.

CNNfn Transcript:

Interviewer:
Philips Petroleum and Conoco are joining forces to create one of the country's largest oil producers. It is an all stock deal valued at $15.2 billion. The companies call it a merger of equals, but Phillips' shareholders will own more than 56% of the new entity. Joining me with details of the merger are the chief executives of both companies, Archie Dunham of Conoco and James Mulva of Phillips Petroleum. Welcome.

Mr. Mulva:
Good Morning.

Mr. Dunham:
Good Morning.

Interviewer:
Thank you for being here. Just a moment ago we were talking to Nel, an energy trader from Aleron (phonetic) about this deal. We're seeing the stocks both move up in instant net trading this morning. Phillips is up $2.88, Conoco is up $1.44. From your perspective do you think investors see positives in this deal or do you think it reflects the expectations that another bidder is going to come out of the wings.

Mr. Dunham:
Well, we're absolutely confident that the reaction in the market place has been unbelievably positive from the press as well as the analysts. Jim and I are convinced that we have put together a company that's going to be capable of delivering superior shareholder value, short-term and long-term and so we're excited about it.

Interviewer:
Alright, you're happy with the market reaction.


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Mr. Dunham:
You bet.

Interviewer:
Jim, I want to ask you, will another bidder come out of the wings, do you think?

Mr. Mulva:
Well from our point of view, we have a compelling transaction for the shareholders. And we have significant synergies and then we expect that we will get multiple expansion and the result of that coupled with the strong growth programs of both companies, tremendous significant shareholder value creation.

Interviewer:
Reason enough for the stock to be up. Have either of you gentlemen been approached by any other oil companies that are interested?

Mr. Dunham:
We don't even talk about that. Well I want to make a point Deb, we're creating the third largest energy company in the United States. That's good for the United States and its good for the consumer. We're going to be 5th or 6th largest globally. And so this really repositions our company to be a major league player and that's why its good I think for the country, not only for energy security but its going to be good for the consumer."

Interviewer:
If I am remembering correctly, you'd also be the largest retailer of gasoline in the country and largest refiner as well in the country. Do you foresee any anti-trust concerns coming up on that front?

Mr. Dunham:
No.

Mr. Mulva:
We see no condition or requirement that in any way affects, in any material way the consummation of the transaction or the value that is created for the shareholders.

Interviewer:
I want to ask you a little bit about the prospect of staff reductions. You said you're going to save $750 million a year as a result of this transaction. But you haven't said how, can either of you gentlemen forsee any staff cuts?


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Mr. Mulva:
But most of the synergies, the $750 million dollars, we know we can do that for certainty and our target will over time be higher than that. A significant amount of our synergies is really coming from operations and efficiencies, not necessarily from work force reductions.

Interviewer:
Okay. I want to ask a little bit about what's been going on in the oil market lately. To what extent is the recent volatility, in fact a sharp drop in oil prices, a catalyst for moving this deal forward.

Mr. Dunham:
Really, had no impact at all on our discussions. Jim and I have been talking for several weeks, even before the price of oil declined. But I'm still bullish on oil price. We've got a huge poker game going on internationally between the OPEC and the non-OPEC counties. OPEC needs a high energy price, a high crude price to make sure they don't have to borrow money in the international market. That's in the United States' best interest. We need a stable Saudi Arabia, a stable Middle East producing group of countries. And so, I think they'll get their act together. We may have some pain here in the next 30 days or so, but I'm looking forward to a large cut in production at the end of this year and I think the prices will rebound.

Interviewer:
How much pain do you think, I wonder Jim, if you've got a philosophy on this? Do you think we'll see, as the Kuwaiti's have warned, oil go down to $10 a barrel?

Mr. Mulva:
Oh, I don't think we're going to see that kind of oil price. Both of us are quite bullish on the prospects in the future. We see a better share oil price as we go into 2002 and 2003.

Interviewer:
Does OPEC wield the clout that it used to, given that the second and third largest producers of oil are Russia and Norway, not members of OPEC?

Mr. Dunham:
Well they really do. There are only 4 million barrels a day of excess capacity and that mostly is in Saudi Arabia and Iran. So, they're playing some geo-political card-playing right now. I think they will understand real quickly that they need to reduce production and get the price up so they don't have to go into the international financial markets.


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Interviewer:
Even when the day is over in this poker game, you think OPEC will decide to kind of eat the loss and cut production to keep prices stable or up and Russia and the like, or the others, are not going to go along with them?

Mr. Dunham:
I really do.

Mr. Mulva:
This will be sorted out shortly.

Interviewer:
All right. We can look forward to some stability in the oil market. You think we'll get prices back up to that $22 a barrel level for the OPEC blend that they're hoping for?

Mr. Dunham:
If that's their basket price and I think they'll be successful during 2002 of probably having an average price somewhere between $22 and $25 a barrel.

Interviewer:
Alright I want to thank you both for being here to talk about the pending merger of your companies and also to give us your perspective on the world oil market.

Mr. Mulva:
It's a great day for both of us.

Interviewer:
I was going to say, you look pretty happy, considering the early hour of the morning.

Mr. Mulva:
We're good friends. We've known each other a long time. So.

Interviewer:
And you're going to be better friends soon. Thanks a lot. Archie Dunham of Conoco and James Mulva of Phillips. Thank you so much.


CNBC Transcript:

Mark Haines:
A major marriage in the oil patch this morning, Phillips Petroleum and Conoco agreeing to merge in an all stock deal worth about 15 billion dollars. It will create the world's


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5th or 6th largest oil and gas company. It's a deal being called a merger of equals. The board will be evenly split, but Phillips shareholders will hold 56% of the new company, called ConocoPhillips. Under the terms of the agreement, Conoco shareholders will receive a little less than one half of one share of the new company for each Phillips share they held, and the combined company could surpass ExxonMobil as the largest U.S. refiner and will also have more than 20,000 gas stations in the U.S., making it one of the top five retailers. The deal comes as sinking oil prices eat into profits. Here's a look at the stock of each company over the past year on a relative basis. And as you can see there was significant outperformance there for quite a while but since, in the last couple of weeks, the two have converged a bit. Joining us now from New York to talk about the deal is James Mulva, Phillips Petroleum's Chairman and CEO, he will be the CEO of ConocoPhillips. And Conoco's Chairman and CEO Archie Dunham, who will delay retirement to stay on as Chairman for a while. Good morning Gentlemen, thank you for being with us.


James Mulva:
Good Morning

Mr. Dunham:
Good morning, Mark good to see you.

Mr. Haines:
I'll start with Mr. Mulva. What is animating this deal? What makes it desirable?

Mr. Mulva:
Well we are both very strong competitors but..really it's a very compelling transaction. We both have a very strong growth program going forward and together we have even stronger growth programs to develop our upstream and downstream part of the business, and it leads to tremendous shareholder value creation. I'm tremendously excited about the transaction, compelling transaction for both companies.

Mr. Haines:
How do you grow a company like yours other than do more exploration, find more reserves, or maybe build more refineries? If you can find some place that will let you build one?

Mr. Mulva:
Our growth is about 4 percent a year in terms of adding reserves and production. Around the world, it's a very strong growth rate, in fact we intend to do even better than


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the 4%. So we have a portfolio over the next decade of growth projects that essentially we feel is more, very competitive. Probably more than any other major petroleum company. So these are well-defined projects, not pie-in-the-sky. We have a growth program, both companies together, that is absolutely excellent.


Jim Kramer (Guest Analyst):
Mr. Dunham, Jim Kramer here. Conoco stock had been pretty good until recently when you announced an earnings shortfall. Aren't you afraid you are selling the company basically after a big decline, where the stock is remarkably low versus the assets?


Mr. Dunham:
Well first let me say it is a $35 billion transaction, not a $15 billion transaction. This is a merger of equals. I think the stars were aligned properly over the last several weeks so that the extremes ratio would allow us to make this a merger of equal so Jim and I are both really excited about putting together an outstanding company. If you look at the portfolio with acquisition of ARCO Alaska, they'll be in Alaska. Conoco acquisition of Gulf Canada we'll be in Canada, We're both big in the lower 48. We've got two big from projects in Venezuela. In South East Asia we stretch all the way from Australia to China so huge assets in the North Sea. It's a tremendous opportunity for both companies. And we're doing this to create shareholder value, we are confident that we'll be able to do that.

Mr. Haines:
Is it kind of a merge or die situation? Until this merger, now you are, now you are in the same league as the others who have already merged. Was it kind of forced upon you by circumstances?

Mr. Mulva:
No, no this is absolutely a proactive transaction for both companies. We both have great growth programs but together we can make an even much stronger, more competitive company. And it's all driven by shareholder value creation. To us it's the absolutely compelling transaction, best alternative for Phillips to be with Conoco and Conoco to be with Phillips.

Mr. Dunham:
We really had two strong companies when we began our negotiations and what we've done is just create an even stronger company and that is why it is so exciting for our shareholders.


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Mr. Kramer:
Mr. Mulva, the price of oil just keeps going down, down, down. Do you see any bottom here, $18?

Mr. Mulva:
Well, we see that it will sort out over time, I know from my perspective and I think Archie can comment certainly in a moment, but we are pretty bullish on oil and we expect a $22 oil price as we go into next year.

Mr. Kramer:
But what makes you bullish? This is a horrendous bear market.

Mr. Dunham:
Well, let me jump in. I believe that OPEC has the capability to set the price where they wish it to be. I think it's in the United States' best interest, especially during this time of war in the Middle East, that we have a stable Saudi Arabia, that we have a stable suite of Middle East countries. And oil prices below twenty-two dollars as you know, probably below twenty-five dollars, they have to go into the international finance market to borrow money to support their budgets. I don't think that's going to happen long term. I mean they are playing poker, on the first hand they lost. But I think they'll re-group and come together strong. I believe they will cut production before the end of the year, and you'll see prices regaining strength shortly.

David Faber:
Although specific to some of the benefits that your combined shareholders base are going to see . . . . can you comment on that? How many job cuts and/or at least cost savings will you see under this deal?

Mr. Mulva:
Well, it's immediately when the companies are put together and we achieve our synergies, we have indicated synergies of $750 million. We know without question we can achieve those synergies and our objective is to do even more. In terms of the transaction within the first year accomplishing these synergies, immediately accretive to income and cash flow to the shareholders. So the synergies they come from operating efficiencies, high grading our investment portfolio expiration, and both upstream, downstream and now we move from two companies with a headquarters into one corporate headquarters, so that is where the $750 million comes from. Great shareholder value creation. And the other thing that we expect over and above synergies, is that we will trade much better in the marketplace and expect over time to see multiple expansion and that is where the shareholder value creation really comes from.

Mr. Faber:


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                                                                             8

Mr. Dunham while you are calling it a merger of equals, some of your shareholders knowing the Phillips shareholders will own over 56% of the combined company would say, well you are really, ultimately selling out. Mulva is going to be CEO, you will be there as chairman for a few years but their management is going to take over. Why didn't you get us the big premium?

Mr. Dunham:
Well, its not that kind of a situation at all, it's absolutely a merger of equals, we're going to have the same number of directors. It's an outstanding opportunity for our company, for our employees, and also I think it's a fantastic opportunity for our country. It is important that we have three strong integrated energy companies, I think that's good for America, it is good for our energy security, it is good for the consumers long-term. Typically going to be good for Oklahoma long-term. And so we are excited about the merger, we are confident we will create tremendous shareholder value.

Mr. Mulva:
Our approach to this question is: Archie and I have been good friends for quite a long period of time. And our basic approach is it's a marriage of the two companies. And through the marriage of the two companies, the merger of equals is our approach, we are creating value for our shareholders. Our approach was essentially put two companies together.

Mr. Haines:
We are running out of time but I want to return to a point you made, and please correct me if I am misquoting you, but I believe you said a few moments ago that you think OPEC has the power to set the price of oil, did you not?

Mr. Dunham:
Absolutely.

Mr. Haines:
All right, now, address if you would the ramifications of this growing friendship with Russia and its emergence as a stable supply of oil, does that not change the equation somewhat?

Mr. Dunham:
Well I think it is good for the world that we have a more stable Russia. Conoco, as you know is probably the largest US energy company investing in Russia so we know the country and the leadership very well and that's all very positive. But significant increased volumes in Russia are going to be very slow in coming. Long, long-term Russia is going to be a stable producer of oil. The sooner that happens the better for the world economy; but in the short term, in the next five to ten years, we will be relying on Middle East oil. So its important, I think, that we have


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relationships with the Saudi and the other governments in the Middle East as I am confident the administration understands and will pursue, I think, a very balanced policy in that part of the world.

Mr. Haines:
Gentlemen, thank you, I appreciate you coming in and talking to us about the deal.


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                            ADDITIONAL INFORMATION

     In connection with the proposed Conoco/Phillips merger, Conoco, Phillips and CorvettePorsche Corp. (which will be renamed ConocoPhillips in connection with the proposed merger) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Conoco with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Conoco by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com.

     Conoco and its executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001 and filed with the SEC on August 3, 2001. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

          CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT
                                    OF 1995

     These transcripts contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these transcripts include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

     In any forward-looking statement in which Conoco expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Conoco is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.